Huixin Waste Water Solutions, Inc.
#99 Jianshe Road 3, Pengjiang District, Jiangmen City
Guangdong Province, 529000
P.R. China

January 30, 2014

W. John Cash
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

                                             Re:         Huixin Waste Water Solutions, Inc.
                                                            Form 10-K for the Year Ended December 31, 2012
Filed March 29, 2013
Response Letter Dated January 9, 2014
File No. 0-52339

Dear Mr. Cash:

This letter is provided in response to your letter dated January 28, 2014 (the “Comment Letter”) regarding the above-referenced filing of Huixin Waste Water Solutions, Inc. (the “Company”).  The Company is in the process of preparing its responses to the Comment letter. Due to the Chinese New Year in early February and the time needed to compile and disseminate the information, we hereby request an extension to provide our responses to the Comment letter by Tuesday, February 18, 2014.

Should you have any questions associated with the matter, please contact our U.S. securities counsel, Anna Wang at (917) 512-0839, AWang@htwlaw.com.

Thank you very much for your attention.

Very truly yours,

HUIXIN WASTE WATER SOLUTIONS, INC.

/s/ Mingzhuo Tan
Mingzhuo Tan
Chief Executive Officer, President and
Chairman of the Board of Directors